SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                             Vina Concha y Toro S.A.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
                         ------------------------------
                         (Title of Class of Securities)

                                    927191106
                                 --------------
                                 (CUSIP Number)

Rafael Guilisasti G.                                  Jose W. Fernandez, Esq.
c/o Vina Concha y Toro S.A.                           O'Melveny & Myers LLP
Casilla 213                                           Times Square Tower
Av. Nueva Tajamar 481                                 7 Times Square, 27th Floor
Torre Norte, 15th Floor                               New York, NY 10036
Santiago, Chile                                       (212) 326-2246
(562) 821-7000
--------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   February 1
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.




-------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 927191106
             ---------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Rafael Guilisasti G.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
                  OO
--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                           [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Chile

--------------------------------------------------------------------------------
NUMBER OF                   7     SOLE VOTING POWER               2,857,428
SHARES                            ----------------------------------------------
BENEFICIALLY                8     SHARED VOTING POWER           165,976,373
OWNED BY                          ----------------------------------------------
EACH REPORTING              9     SOLE DISPOSITIVE POWER          2,857,428
PERSON                            ----------------------------------------------
WITH                        10    SHARED DISPOSITIVE POWER      165,976,373
                                  ----------------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  168,833,801
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                          [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              23.5%*
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

              IN
--------------------------------------------------------------------------------




---------------------
* Assumes 719,170,735 shares of Common Stock outstanding as of January 31, 2005, according to information provided by the Company.

CUSIP Number 927191106
             ---------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Eduardo Guilisasti G.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
                  OO
--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                           [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Chile

--------------------------------------------------------------------------------
NUMBER OF                   7     SOLE VOTING POWER               4,240,901
SHARES                            ----------------------------------------------
BENEFICIALLY                8     SHARED VOTING POWER           166,006,373
OWNED BY                          ----------------------------------------------
EACH REPORTING              9     SOLE DISPOSITIVE POWER          4,240,901
PERSON                            ----------------------------------------------
WITH                        10    SHARED DISPOSITIVE POWER      166,006,373
                                  ----------------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  170,247,274
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                          [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              23.7%*
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

              IN
--------------------------------------------------------------------------------




---------------------
* Assumes 719,170,735 shares of Common Stock outstanding as of January 31, 2005, according to information provided by the Company.

CUSIP Number 927191106
             ---------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Jose Guilisasti G.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
                  OO
--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                           [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Chile

--------------------------------------------------------------------------------
NUMBER OF                   7     SOLE VOTING POWER               3,216,075
SHARES                            ----------------------------------------------
BENEFICIALLY                8     SHARED VOTING POWER           165,976,373
OWNED BY                          ----------------------------------------------
EACH REPORTING              9     SOLE DISPOSITIVE POWER          3,186,075
PERSON                            ----------------------------------------------
WITH                        10    SHARED DISPOSITIVE POWER      165,006,373
                                  ----------------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  169,192,448
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                          [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              23.5%*
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

              IN
--------------------------------------------------------------------------------




---------------------
* Assumes 719,170,735 shares of Common Stock outstanding as of January 31, 2005, according to information provided by the Company.

CUSIP Number 927191106
             ---------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Pablo Guilisasti G.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
                  OO
--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                           [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Chile

--------------------------------------------------------------------------------
NUMBER OF                   7     SOLE VOTING POWER               3,823,892
SHARES                            ----------------------------------------------
BENEFICIALLY                8     SHARED VOTING POWER           165,976,373
OWNED BY                          ----------------------------------------------
EACH REPORTING              9     SOLE DISPOSITIVE POWER          3,823,892
PERSON                            ----------------------------------------------
WITH                        10    SHARED DISPOSITIVE POWER      165,976,373
                                  ----------------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  169,800,265
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                          [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              23.6%*
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

              IN
--------------------------------------------------------------------------------




---------------------
* Assumes 719,170,735 shares of Common Stock outstanding as of January 31, 2005, according to information provided by the Company.

CUSIP Number 927191106
             ---------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Isabel Guilisasti G.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
                  OO
--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                           [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Chile

--------------------------------------------------------------------------------
NUMBER OF                   7     SOLE VOTING POWER               3,334,032
SHARES                            ----------------------------------------------
BENEFICIALLY                8     SHARED VOTING POWER                     0
OWNED BY                          ----------------------------------------------
EACH REPORTING              9     SOLE DISPOSITIVE POWER          3,334,032
PERSON                            ----------------------------------------------
WITH                        10    SHARED DISPOSITIVE POWER                0
                                  ----------------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,334,032
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                          [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.46%*
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

              IN
--------------------------------------------------------------------------------




---------------------
* Assumes 719,170,735 shares of Common Stock outstanding as of January 31, 2005, according to information provided by the Company.

CUSIP Number 927191106
             ---------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Josefina Guilisasti G.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
                  OO
--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                           [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Chile

--------------------------------------------------------------------------------
NUMBER OF                   7     SOLE VOTING POWER               3,156,506
SHARES                            ----------------------------------------------
BENEFICIALLY                8     SHARED VOTING POWER                     0
OWNED BY                          ----------------------------------------------
EACH REPORTING              9     SOLE DISPOSITIVE POWER          3,156,506
PERSON                            ----------------------------------------------
WITH                        10    SHARED DISPOSITIVE POWER                0
                                  ----------------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,156,506
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                          [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.43%*
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

              IN
--------------------------------------------------------------------------------




---------------------
* Assumes 719,170,735 shares of Common Stock outstanding as of January 31, 2005, according to information provided by the Company.

CUSIP Number 927191106
             ---------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Sara Guilisasti G.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
                  OO
--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                           [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Chile

--------------------------------------------------------------------------------
NUMBER OF                   7     SOLE VOTING POWER               3,305,672
SHARES                            ----------------------------------------------
BENEFICIALLY                8     SHARED VOTING POWER                     0
OWNED BY                          ----------------------------------------------
EACH REPORTING              9     SOLE DISPOSITIVE POWER          3,305,672
PERSON                            ----------------------------------------------
WITH                        10    SHARED DISPOSITIVE POWER                0
                                  ----------------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,305,672
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                          [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.5%*
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

              IN
--------------------------------------------------------------------------------




---------------------
* Assumes 719,170,735 shares of Common Stock outstanding as of January 31, 2005, according to information provided by the Company.

CUSIP Number 927191106
             ---------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Isabel Gana Morande

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
                  OO
--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                           [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Chile

--------------------------------------------------------------------------------
NUMBER OF                   7     SOLE VOTING POWER               1,650,000
SHARES                            ----------------------------------------------
BENEFICIALLY                8     SHARED VOTING POWER                     0
OWNED BY                          ----------------------------------------------
EACH REPORTING              9     SOLE DISPOSITIVE POWER          1,650,000
PERSON                            ----------------------------------------------
WITH                        10    SHARED DISPOSITIVE POWER                0
                                  ----------------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,650,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                          [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.2%*
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

              IN
--------------------------------------------------------------------------------




---------------------
* Assumes 719,170,735 shares of Common Stock outstanding as of January 31, 2005, according to information provided by the Company.

CUSIP Number 927191106
             ---------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Rebeca Urrutia B.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
                  OO
--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                           [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Chile

--------------------------------------------------------------------------------
NUMBER OF                   7     SOLE VOTING POWER               107,583
SHARES                            ----------------------------------------------
BENEFICIALLY                8     SHARED VOTING POWER                   0
OWNED BY                          ----------------------------------------------
EACH REPORTING              9     SOLE DISPOSITIVE POWER          107,583
PERSON                            ----------------------------------------------
WITH                        10    SHARED DISPOSITIVE POWER              0
                                  ----------------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  107,583
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                          [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.02%*
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

              IN
--------------------------------------------------------------------------------




---------------------
* Assumes 719,170,735 shares of Common Stock outstanding as of January 31, 2005, according to information provided by the Company.

CUSIP Number 927191106
             ---------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Rentas Santa Barbara S.A.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
                  OO
--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                           [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Chile

--------------------------------------------------------------------------------
NUMBER OF                   7     SOLE VOTING POWER                        0
SHARES                            ----------------------------------------------
BENEFICIALLY                8     SHARED VOTING POWER             83,216,929
OWNED BY                          ----------------------------------------------
EACH REPORTING              9     SOLE DISPOSITIVE POWER                   0
PERSON                            ----------------------------------------------
WITH                        10    SHARED DISPOSITIVE POWER        83,216,929
                                  ----------------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  83,216,929
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                          [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              11.57%*
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

              CO
--------------------------------------------------------------------------------




---------------------
* Assumes 719,170,735 shares of Common Stock outstanding as of January 31, 2005, according to information provided by the Company.

CUSIP Number 927191106
             ---------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Inversiones Totihue S.A.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
                  OO
--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                           [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Chile

--------------------------------------------------------------------------------
NUMBER OF                   7     SOLE VOTING POWER                        0
SHARES                            ----------------------------------------------
BENEFICIALLY                8     SHARED VOTING POWER             82,759,444
OWNED BY                          ----------------------------------------------
EACH REPORTING              9     SOLE DISPOSITIVE POWER                   0
PERSON                            ----------------------------------------------
WITH                        10    SHARED DISPOSITIVE POWER        82,759,444
                                  ----------------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  82,759,444
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                          [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              11.50%*
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

              CO
--------------------------------------------------------------------------------




---------------------
* Assumes 719,170,735 shares of Common Stock outstanding as of January 31, 2005, according to information provided by the Company.

CUSIP Number 927191106
             ---------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Agricola Alto de Quitralman S.A.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
                  OO
--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                           [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Chile

--------------------------------------------------------------------------------
NUMBER OF                   7     SOLE VOTING POWER                    0
SHARES                            ----------------------------------------------
BENEFICIALLY                8     SHARED VOTING POWER             30,000
OWNED BY                          ----------------------------------------------
EACH REPORTING              9     SOLE DISPOSITIVE POWER               0
PERSON                            ----------------------------------------------
WITH                        10    SHARED DISPOSITIVE POWER        30,000
                                  ----------------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  30,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                          [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.004%*
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

              CO
--------------------------------------------------------------------------------




---------------------
* Assumes 719,170,735 shares of Common Stock outstanding as of January 31, 2005, according to information provided by the Company.

                  This Amendment No. 3 to Schedule 13D filed on February 12, 1999 (as amended on July 27, 1999 and September 27, 1999, the "Schedule 13D") on behalf of Rafael Guilisasti G., Eduardo Guilisasti, G., Jose Guilisasti G., Pablo Guilisasti G., Rentas Santa Barbara S.A., Inversiones Totihue S.A., Agricola Alto de Quitralman S.A., Isabel Guilisasti G., Josefina Guilisasti G., Sara Guilisasti G., Isabel Gana M., and Rebeca Urrutia B, is hereby filed with respect to the Common Stock, without nominal (par) value, of Vina Concha y Toro S.A., a limited liability stock company (sociedad anonima abierta) organized under the laws of the Republic of Chile (the "Company"). This filing amends and restates Schedule 13D.

                  Capitalized terms used but not defined herein have the meaning assigned to such terms in the Schedule 13D.



ITEM 1.           SECURITY AND ISSUER

The title and class of equity securities to which this statement relates is:

                  Common Stock, without nominal (par) value, of Vina Concha y Toro S.A., a limited liability stock company (sociedad anonima abierta) organized under the laws of the Republic of Chile (the "Company").

The name of the issuer and address of its principal executive offices are:

                  Vina Concha y Toro S.A.
                  Avenida Nueva Tajamar 481
                  Torre Norte, 15th Floor
                  Santiago, Chile
                  (562) 476-5000


ITEM 2.           IDENTITY AND BACKGROUND

                  This Schedule 13D is filed on behalf of Rafael Guilisasti G., Eduardo Guilisasti, G., Jose Guilisasti G., Pablo Guilisasti G. (the "Family Reporting Persons"), Rentas Santa Barbara S.A. ("Santa Barbara"), Inversiones Totihue S.A. ("Totihue"), Agricola Alto de Quitralman S.A. ("Agricola", and together with Santa Barbara and Totihue, the "Corporate Reporting Persons"), Isabel Guilisasti G., Josefina Guilisasti G., Sara Guilisasti G., Isabel Gana M., and Rebeca Urrutia B. (the "Other Family Reporting Persons", and together with the Family Reporting Persons and the Corporate Reporting Persons, the "Reporting Persons").

                  Rafael Guilisasti G., Eduardo Guilisasti G., Jose Guilisasti G., and Pablo Guilisasti G. are the sons of Eduardo Guilisasti T., the former Chairman of the Company, who died on August 20, 1998. Prior to its final distribution, the Family Reporting Persons shared the administration of the estate (the "Estate") of Eduardo Guilisasti T.

                  Eduardo Guilisasti G. is the General Manager (Chief Executive Officer) of the Company. Each of the Family Reporting Persons is a citizen of Chile.

                  Isabel Guilisasti G., Josefina Guilisasti G., and Sara Guilisasti G. are the daughters of Eduardo Guilisasti T., and Isabel Gana M. is the widow of Eduardo Guilisasti T. Rebeca Urrutia B. is the wife of Pablo Guilisasti G. Each of the Other Family Reporting Persons is a citizen of Chile.

                  Totihue and Santa Barbara are Chilean companies organized for the purpose of holding investments for the Guilisasti family. Totihue is wholly owned by the Family Reporting Persons, Isabel Guilisasti G., Josefina Guilisasti G., Sara Guilisasti G., Isabel Gana Morande and Santa Barbara. Santa Barbara is wholly owned by the Family Reporting Persons, Isabel Guilisasti G., Josefina Guilisasti G., Sara Guilisasti G., Agricola and Totihue. Agricola is a Chilean agricultural limited liability stock company organized for the purpose of managing and holding agricultural properties and is wholly owned by the Jose Guilisasti G. and Eduardo Guilisasti G.

                  Schedule 2A hereto sets forth:
                  -----------

                           (a) with respect to each Family Reporting Person and
Other Family Reporting Person: (i) name; (ii) business address; (iii) present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship;

                           (b) with respect to each Corporate Reporting Person:
(i) name and place of organization, (ii) its principal business and (iii) address of its principal office; and

                           (c) with respect to each member of the board of
directors, executive officer and controlling person of the Corporate Reporting
Persons: (i) name; (ii) business address; (iii) present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

                  During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the executive officers, members of the board of directors or controlling persons of any Corporate Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Prior to its final distribution, the Estate used to hold, among others, all of the shares of Common Stock held directly by Eduardo Guilisasti T. prior to his death on August 20, 1998.

                  In accordance with the terms of a General Power of Attorney dated April 16, 1997, any two Family Reporting Persons, acting together, were entitled to, among others, vote or direct the voting of, or dispose or direct the disposition of, the Common Stock held by the Estate. Pursuant to Chilean law, until payment of estate taxes, the assets of the Estate could neither be disposed of to third parties nor distributed to the heirs.

                  Prior to his death, Eduardo Guilisasti T. held beneficial ownership of the shares of Common Stock held by, and directed the management and operations of, each Corporate Reporting Person. The Family Reporting Persons acquired beneficial ownership of all of the shares of Common Stock held directly by the Corporate Reporting Persons immediately following the death of Eduardo Guilisasti T. in accordance with powers of attorney granted by the board of directors of each Corporate Reporting Person.

                  With respect to Totihue and Santa Barbara, the powers of attorney grant any two Family Reporting Persons, acting together, the power to, among others, vote or direct the voting of, or dispose or direct the disposition of, the Common Stock held by Totihue and Santa Barbara, as the case may be.

                  With respect to Agricola, the powers of attorney grant Jose Guilisasti G. the power to, among others, vote or direct the voting of the shares of Common Stock held by Agricola, and grant Jose Guilisasti G. and Eduardo Guilisasti G., acting together, the power to, among others, dispose or direct the disposition of the shares of Common Stock held by Agricola.

                  On April 22, 1999, Santa Barbara purchased 331,115 shares of Common Stock for Ch$99,334,500, or Ch$300.00 per share, in a private transaction. Santa Barbara used its own capital to fund this purchase.

                  On April 28, 1999, following payment of Chilean estate taxes and other costs, the Estate distributed its shares of Common Stock to the children of Eduardo Guilisasti T. On such date, each Family Reporting Person received 1,889,571 shares of Common Stock, and each daughter of Eduardo Guilisasti T (Isabel Guilisasti G., Josefina Guilisasti G., and Sara Guilisasti G.) received 1,889,572 shares of Common Stock. Following such distribution, the Estate ceased to hold any shares of Common Stock.

                  On April 30, 1999, the Family Reporting Persons and the daughters of Eduardo Guilisasti T. transferred all of the shares of Common Stock which they received from the Estate at a price of Ch$277.50 per share, as follows:

---------------------------------------------------------------------------------------------------------------
       Transferor             Transferee          No. of Shares Sold     Price Per Share         Exchange
                                                                         (Chilean Pesos)
---------------------------------------------------------------------------------------------------------------
  Rafael Guilisasti G.     Santa Barbara                  431,450                277.50    Private Transaction
                           Segesta S.A.(1)              1,458,121                277.50
---------------------------------------------------------------------------------------------------------------
  Eduardo Guilisasti G.    Tordillo S.A.(2)             3,438,833                277.50    Private Transaction
---------------------------------------------------------------------------------------------------------------
   Jose Guilisasti G.      Totihue                        431,450                277.50    Private Transaction
                           Lientur S.A.(3)              1,458,121                277.50
---------------------------------------------------------------------------------------------------------------
   Pablo Guilisasti G.     Totihue                        431,450                277.50    Private Transaction
                           Repa S.A.(4)                 1,458,121                277.50
---------------------------------------------------------------------------------------------------------------
   Isabel Guilisasti G     Santa Barbara                  431,450                277.50    Private Transaction
                           Pelluan S.A.(5)              1,458,122                277.50
---------------------------------------------------------------------------------------------------------------
 Josefina Guilisasti G.    Santa Barbara                  431,450                277.50    Private Transaction
                           Tiziano S.A.(6)              1,458,122                277.50
---------------------------------------------------------------------------------------------------------------
   Sara Guilisasti G.      Santa Barbara                  431,450                277.50    Private Transaction
                           San Bernardo Abad            1,458,122                277.50
                           S.A.(7)
---------------------------------------------------------------------------------------------------------------

                  Totihue and Santa Barbara used its respective capital to fund their respective purchases described in the table above.

                  In addition to the above described purchases, on April 30, 1999, Totihue purchased 8,853 shares of Common Stock for Ch$2,832,960, or Ch$320.00 per share, in a private transaction. Totihue used its own capital to fund this purchase.

                  Santa Barbara purchased 4,827,939 Shares of the Company between September 1, 1999 and January 31, 2005 for an aggregate purchase price of Ch$ 2,129,613,011. Schedule 3A attached hereto sets forth a list of the respective dates, amounts and purchase prices for each individual transaction effected by Santa Barbara during such period. The source of the funds used to pay the purchase price was the dividends of Santa Barbara.

                  In turn, Totihue purchased 4,315,027 Shares of the Company between September 1, 1999 and January 31, 2005 for an aggregate purchase price of Ch$ 2,117,763,969. Schedule 3B attached hereto sets forth a list of the respective dates, amounts and purchase prices for each individual transaction effected by Totihue during such period. The source of the funds used to pay the purchase price was the dividends of Totihue.


--------------------------
(1) Segesta S.A. is a Chilean company controlled by Rafael Guilisasti G. and owned by him and members of his immediate family. The 3,438,833 shares of Common Stock transferred to Tordillo S.A. include 1,889,571 shares received from the Estate on April 28 and 1,549,262 shares previously held directly by Eduardo Guilisasti G.

(2) Tordillo S.A. is a Chilean company controlled and owned by Eduardo Guilisasti G.

(3) Lientur S.A. is a Chilean company controlled by Jose Guilisasti G. and owned by him and members of his immediate family.

(4) Repa S.A. is a Chilean company controlled by Pablo Guilisasti G. and owned by him and members of his immediate family.

(5) Pelluam S.A. is a Chilean company controlled by Isabel Guilisasti G. and owned by her and members of her immediate family.

(6) Tiziano S.A. is a Chilean company controlled by Josefina Guilisasti G. and owned by her and members of her immediate family.

(7) San Bernardo Abad is a Chilean company controlled by Sara Guilisasti G. and owned by her and members of her immediate family.

                  Tordillo S.A. ("Tordillo") purchased 236,319 Shares of the Company between September 1, 1999 and January 31, 2005 for a purchase price of Ch$ 118,789,070. Schedule 3C attached hereto sets forth a list of the respective dates, amounts and purchase prices for each individual transaction effected by Tordillo during such period. The source of the funds used to pay the purchase price was the dividends of Tordillo.

                  Ases. e Inversiones Alazana Ltda purchased 44,800 Shares of the Company between September 1, 1999 and January 31, 2005 for an aggregate purchase price of Ch$ 30,016,000. Schedule 3D attached hereto sets forth a list of the respective dates, amounts and purchase prices for each individual transaction effected by Santa Barbara during such period. The source of the funds used to pay the purchase price was the dividends of Santa Barbara.

                  Pablo Guilisasti G. purchased 43,537 Shares of the Company between September 1, 1999 and January 31, 2005 for a purchase price of Ch$ 24,358,131. Schedule 3E attached hereto sets forth a list of the respective dates, amounts and purchase prices for each individual transaction effected by Pablo Guilisasti G. during such period. The source of funds used to pay the purchase price was Pablo Guilisasti G.'s personal funds.

                  Except as informed above, none of Eduardo Guilisasti G. nor Rafael Guilisasti G. or Jose Guilisasti G. entered into any transaction regarding the Shares of the Company between September 1, 1999 and January 31, 2005.

                  On August 20, 1999, the Reporting Persons and the other parties thereto entered into a Stockholders' Agreement (the "Stockholders' Agreement"). The terms of the Stockholders' Agreement are more fully described in Item 4 of this Schedule 13D.



ITEM 4.           PURPOSE OF TRANSACTION

                  As explained above, the Family Reporting Persons and the Other Family Reporting Persons are members of the Guilisasti family, and the Corporate Reporting Persons are owned and controlled by members of the Guilisasti family.

                  The purpose of each of the Reporting Persons in acquiring shares of Common Stock is to maintain a significant equity position in the Company and to influence the management, policies and activities of the Company.

                  As described in Item 3 hereof, pursuant to powers of attorney granted by the board of directors of Totihue and Santa Barbara, any two Family Reporting Persons, acting together, may, among others, vote or direct the voting of, or dispose or direct the disposition of, the Common Stock held by Totihue and Santa Barbara, as the case may be. With respect to Agricola, the powers of attorney grant Jose Guilisasti G. the power to, among others, vote or direct the voting of the shares of Common Stock held by Agricola, and grant Jose Guilisasti
G. and Eduardo Guilisasti G., acting together, the power to, among others, dispose or direct the disposition of the shares of Common Stock held by Agricola.

                  On August 20, 1999, the Stockholders (as defined below), Totihue and Santa Barbara entered into a Stockholders' Agreement relating to, among others, the sale and voting of Common Stock. Certain provisions of the Stockholders' Agreement are summarized below. Discussion of the terms of the Stockholders' Agreement contained in Item 3 and Item 4 of this Schedule 13D is qualified in its entirety by reference to the Stockholders' Agreement, a translation of which is included as Exhibit 5 hereto.

                  Preferential Purchase Rights.
                  ----------------------------

                  Pursuant to the Stockholders' Agreement, each party to the Stockholders' Agreement that is a holder of Shares (as defined below), other than Totihue and Santa Barbara (each, a "Stockholder" and collectively the "Stockholders"), agreed to provide to Totihue and Santa Barbara the right to purchase all or part of any Shares the selling Stockholder wishes to sell from time to time (whether pursuant to an offer from a third party or otherwise). In addition, each of Santa Barbara and Totihue agreed to provide to one another rights to purchase all or part of any Shares it wishes to sell from time to time (whether pursuant to an offer from a third party or otherwise). In this Schedule 13D, the term "Shares" means shares of Common Stock of the Company presently held or acquired in the future as owner, co-owner, or in any other form(8).

                  In the event that a Stockholder receives a good-faith written offer from a third party to purchase, or otherwise such Stockholder wishes to sell, all or part of such Stockholder's Shares, such Stockholder shall provide the Coordinator (who will be the Chairman of the Board of Santa Barbara unless such person is unable or unwilling to perform such task, in which case the Coordinator will be the Chairman of the Board of Totihue) a notice providing the terms of the proposed sale (which sale must be in cash), and the Coordinator will submit the terms of the proposed sale to the Board of Directors of Totihue and Santa Barbara within ten days of the Coordinator's receipt of such notice. In the event that the proposed sale of Shares does not arise from a third party offer, the price per Share subject to the proposed sale cannot exceed 5% of the average price for Shares in the Santiago Stock Exchange during the three months immediately prior to the month in which the selling Stockholder gave notice of the proposed sale to the Coordinator.

                  Santa Barbara and Totihue will have 30 days from the date of receipt of the Coordinator's notice of the proposed sale to accept the offer (in whole or in part) to purchase the selling Stockholder's Shares subject to the proposed sale. In the event Santa Barbara or Totihue accepts the offer, the Shares to be purchased will be allocated among Santa Barbara and Totihue in equal parts or in the proportion that the Coordinator determines. Acceptance or rejection of the offer will be communicated by the Coordinator to the selling Stockholder by a notarized letter no later than 10 days from the expiration of the aforementioned 30-day period. The sale of Shares to Santa Barbara and/or Totihue must be consummated within 30 days of the selling Stockholder's receipt of such notarized letter.

                  In the event that Santa Barbara or Totihue do not intend to purchase (in whole or in part) the Shares subject to the selling Stockholder's offer, the selling Stockholder may sell the Shares that are not to be purchased



--------------------------
(8) The Stockholders' Agreement also provides similar preferential purchase rights in respect to shares of common stock of Bodegas y Vinedos Santa Emiliana S.A. and Fruticola Viconto S.A. held by the Stockholders. The term "Shares", as used in this Schedule 13D, does not include shares of common stock in Bodegas y Vinedos Santa Emiliana S.A. or Fruticola Viconto S.A.

by Santa Barbara or Totihue to the third party that solicited the sale or through the stock exchange. Such sale must be consummated within 60 days of the selling Stockholder's receipt of the notarized letter referred to above.

                  The preferential purchase rights of Santa Barbara and Totihue described above are applicable in the case of a transfer of subscription rights of Stockholders resulting from a capital increase, as well as in the case of an issuance of capital stock in the event of a merger or split-off.

                  The preferential purchase rights of Totihue and Santa Barbara are not applicable to a transfer of Shares by a Stockholder to certain persons, including subsidiaries in which such Stockholder controls 75% or more of such subsidiary's capital stock, and direct ascendants and descendants of such Stockholder. In each case, the transferee is required to become subject to the terms of the Stockholders' Agreement.

                  Each of Santa Barbara and Totihue granted the other rights to purchase Shares subject to the same procedures for sales of Shares by Stockholders described above.

                  Voting Rights of Attorney-in-Fact.
                  ---------------------------------

                  Pursuant to the Stockholders' Agreement, the Stockholders agreed to grant no later than December 31, 1999, an irrevocable power-of-attorney to the Chairman of the Board of Santa Barbara (the "Attorney-in-Fact") pursuant to which the Attorney-in-Fact will have the right to represent the Shares held by the Stockholders at all ordinary and extraordinary stockholders' meetings of the Company. In the event that Santa Barbara sells its Shares, then the Stockholders will grant to the Chairman of the Board of Totihue a similar power-of-attorney. The Stockholders agreed to annually pay $100,000 Chilean pesos to the Attorney-in-Fact in payment for its services. To date, the Stockholders have not executed the power-of-attorney described above.

                  Term; Amendments.
                  ----------------

                  The Stockholders' Agreement is of indefinite duration and may be modified or terminated pursuant to a written agreement signed by Stockholders holding no less than 75% of the Shares subject to the Stockholders' Agreement.

                  The acquisition and disposition of shares of Common Stock by the Reporting Persons were effected in accordance with the stated intention of the Reporting Persons as described at the beginning of this in Item 4.

                  The shares of Common Stock held directly by each Corporate Reporting Person may hereafter be sold or otherwise disposed of in accordance with the terms of the powers of attorney held by the Family Reporting Persons with respect to such Corporate Reporting Person, and each Corporate Reporting Person may hereafter acquire other shares of Common Stock or other equity securities of the Company in accordance with the terms of such powers of attorney.

                  Each Family Reporting Person as well as each Other Family Reporting Person may hereafter sell or otherwise dispose of the shares of Common Stock beneficially held by such Family Reporting Person or Other Family reporting Person (other than shares held directly by any Corporate Reporting Person, the sale or other disposition of which is controlled by the powers of attorney described above). In addition, each Family Reporting Person as well as each Other Family Reporting Person may hereafter acquire other shares of Common Stock or other equity securities of the Company.

                  The amount, timing and conditions of any future purchase or sale of any shares of Common Stock or other equity securities of the Company by any Reporting Person will depend upon the continuing assessment by such Reporting Person of all relevant factors, including without limitation the following: the Company's business and prospects; the attitude and actions of the management, board of directors and other stockholders of the Company; other business and investment opportunities available to such Reporting Person; the business and prospects of such Reporting Person, economic conditions generally and in the Chilean and international wine production business particularly; stock market, commodity market and money market conditions; the availability and nature of opportunities to dispose of the securities of the Company owned by such Reporting Person, the availability and nature of opportunities for such Reporting Person to purchase additional securities of the Company; and other plans and requirements of such Reporting Person. Depending upon its assessment of these factors from time to time, each Reporting Person may change its present intentions as stated above.



ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  Beneficial Ownership of Common Stock.
                  ------------------------------------

                  Based upon 719,170,735 shares of Common Stock outstanding as of January 31, 2005, according to information provided by the Company, as of January 31, 2005:

                  (i) Totihue and Santa Barbara beneficially held 82,759,444 and 83,216,929 shares of Common Stock, respectively; Rafael Guilisasti G. beneficially held 168,833,801 shares of Common Stock;(9) Eduardo Guilisasti G. beneficially held 170,247,274 shares of Common Stock;(10) Jose Guilisasti G. beneficially held 169,192,448 Shares of Common Stock;(11) Pablo Guilisasti G. beneficially held 169,800,265 shares of Common Stock;(12) Isabel Guilisasti G. beneficially held 3,334,032 shares of Common Stock;(13) Josefina Guilisasti G.



--------------------------
(9) Includes 20,000 shares of Common Stock held directly by children of Rafael Guilisasti G., 1,075,012 and 1,458,121 shares of Common Stock held by Selinunte S.A. and Segesta S.A., respectively, 304,295 shares of Common Stock held directly by Rafael Guilisasti G., and 165,976,373 shares of Common Stock held directly by Totihue and Santa Barbara.

(10) Includes 520,949 shares of Common Stock held directly by Eduardo Guilisasti G., 3,675,152 shares held directly by Tordillo S.A., 47,800 shares of Common Stock held directly by Ases. e Inversiones Alazana Ltda. (a company wholly owned by Eduardo Guilisasti) and 166,006,373 shares of Common Stock held directly by the Corporate Reporting Persons.

(11) Includes 60,000 shares of Common Stock held directly by children of Jose Guilisasti G., 1,375,133 and 1,458,121 shares of Common Stock held by Inversiones Manque Ltda. and Lientur S.A., respectively, 292,821 shares of Common Stock held directly by Jose Guilisasti G., and 166,006,373 shares of Common Stock held directly by the Corporate Reporting Persons.

(12) Includes 322,750 shares of Common Stock held directly by children of Pablo Guilisasti G., 1,765,000 and 1,458,121 shares of Common Stock held by Inmobiliaria e Inversiones Paguil Ltda. and Repa S.A., 315,321 shares of Common Stock held directly by Pablo Guilisasti G., and 165,976,373 shares of Common Stock held directly by Totihue and Santa Barbara.

(13) Includes 77,007 shares of Common Stock held directly by children of Isabel Guilisasti G., 1,558,122 shares of Common Stock held by Pelluam S.A., and 1,698,903 shares of Common Stock held directly by Isabel Guilisasti G.

beneficially held 3,156,506 shares of Common Stock;(14) Sara Guilisasti G. beneficially held 3,305,672 shares of Common Stock;(15) Isabel Gana M. beneficially held 1,650,000 shares of Common Stock; and Rebeca Urrutia B. beneficially held 107,583 shares of Common Stock; (ii) Totihue, Santa Barbara, and Agricola beneficially held 11.57, 11.50% and 0.004% of the Common Stock then outstanding, respectively; (iii) Isabel Guilisasti G., Josefina Guilisasti G., Sara Guilisasti G., Isabel Gana M. and Rebeca Urrutia B. beneficially held 0.5%, 0.4%, 0.5%, 0.2% 0.02% of the Common Stock then outstanding, respectively; and
(iv) the Family Reporting Persons beneficially held an aggregate of 191,668,462 shares of Common Stock (26.65% of the Common Stock outstanding).

                  Voting Power of Family Reporting Persons and Other Family
                  ---------------------------------------------------------
                  Reporting Persons.
                  -----------------

                  As of August 31, 1999, (i) Rafael Guilisasti G. may be deemed to have the sole power to vote or to direct the vote of 2,857,428 shares of Common Stock; Eduardo Guilisasti G. may be deemed to have the sole power to vote or to direct the vote of 4,240,901 shares of Common Stock; Jose Guilisasti G. may be deemed to have the sole power to vote or to direct the vote of 3,186,075 shares of Common Stock; Pablo Guilisasti G. may be deemed to have the sole power to vote or to direct the vote of 3,823,892 shares of Common Stock; Isabel Guilisasti G. may be deemed to have the sole power to vote or to direct the vote of 3,334,032 shares of Common Stock; Josefina Guilisasti G. may be deemed to have the sole power to vote or to direct the vote of 3,156,506 shares of Common Stock; Sara Guilisasti G. may be deemed to have the sole power to vote or to direct the vote of 3,305,672 shares of Common Stock; Isabel Gana M. may be deemed to have the sole power to vote or to direct the vote of 1,650,000 shares of Common Stock; and Rebeca Urrutia B. may be deemed to have the sole power to vote or to direct the vote of 107,583 shares of Common Stock; and (ii) each Family Reporting Person may be deemed to share the power to vote or to direct the voting of 165,976,373 shares of Common Stock.

                  Dispositive Power of Family Reporting Persons and Other Family
                  --------------------------------------------------------------
                  Reporting Persons.
                  -----------------

                  As of August 31, 1999, (i) Rafael Guilisasti G. may be deemed to have the sole power to dispose or to direct the disposition of 2,857,428 shares of Common Stock; Eduardo Guilisasti G. may be deemed to have the sole power to dispose or to direct the disposition of 4,240,901 shares of Common Stock; Jose Guilisasti G. may be deemed to have the sole power to dispose or to direct the disposition of 3,186,075 shares of Common Stock; Pablo Guilisasti G. may be deemed to have the sole power to dispose or to direct the disposition of 3,823,892 shares of Common Stock; Isabel Guilisasti G. may be deemed to have the sole power to dispose or to direct the disposition of 3,334,032 shares of Common Stock; Josefina Guilisasti G. may be deemed to have the sole power to dispose or to direct the disposition of 3,156,506 shares of Common Stock; Sara Guilisasti
G. may be deemed to have the sole power to dispose or to direct the disposition of 3,305,672 shares of Common Stock; Isabel Gana M. may be deemed to have the



--------------------------
(14) Includes 1,458,122 shares of Common Stock held by Tiziano S.A., 8,936 shares of Common Stock held by Rapallo S.A. and 1,698,448 shares of Common Stock held directly by Josefina Guilisasti G.

(15) Includes 150,000 shares of Common Stock held directly by children of Sara Guilisasti G., 1,458,122 shares of Common Stock held by San Bernardo Abad S.A., and 1,697,550 shares of Common Stock held directly by Sara Guilisasti G.

sole power to dispose or to direct the disposition of 1,650,000 shares of Common Stock; and Rebeca Urrutia B. may be deemed to have the sole power to dispose or to direct the disposition of 107,583 shares of Common Stock; and (ii) Rafael Guilisasti G. may be deemed to share the power to dispose or to direct the disposition of 165,976,373 shares of Common Stock; Eduardo Guilisasti G. may be deemed to share the power to dispose or to direct the disposition of 166,006,373 shares of Common Stock; Jose Guilisasti G. may be deemed to share the power to dispose or to direct the disposition of 166,006,373 shares of Common Stock; and Pablo Guilisasti G. may be deemed to share the power to dispose or to direct the disposition of 165,976,373 shares of Common Stock.

                  Voting/Dispositive Power of Corporate Reporting Persons
                  -------------------------------------------------------

                  As of August 31, 1999, Totihue may be deemed to share the power to vote or to direct the vote of, and to share the power to dispose or to direct the disposition of, 82,759,444, shares of Common Stock held directly by Totihue; Santa Barbara may be deemed to share the power to vote or to direct the vote of, and to share the power to dispose or to direct the disposition of, 83,216,929 shares of Common Stock held directly by Santa Barbara; and Agricola may be deemed to share the power to vote or to direct the vote of, and to share the power to dispose or to direct the disposition of, 30,000 shares of Common Stock held directly by Agricola.

                  Voting/Dispositive Power of Reporting Persons
                  ---------------------------------------------

                  As of August 31, 1999, the Reporting Persons may be deemed to share the power to vote or to direct the vote of, and to share the power to dispose or to direct the disposition of, 191,668,462 shares of Common Stock.

                  Each of the Family Reporting Persons hereby disclaims beneficial ownership of the shares of Common Stock beneficially held by the other Reporting Persons (other than the Corporate Reporting Persons). Each of the Other Family Reporting Persons hereby disclaims beneficial ownership of the shares of Common Stock beneficially held by the other Reporting Persons. Each of the Corporate Reporting Persons hereby disclaims beneficial ownership of the shares of Common Stock beneficially held by the other Reporting Persons.

                  Except as set forth in Item 3 above, none of the Reporting Persons has effected any transactions in shares of Common Stock during the past 60 days.



ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  For information regarding the powers of attorney relating to Totihue, Santa Barbara, and Agricola, see Items 3 and 4 above. The information set forth in Items 3 and 4 regarding the powers of attorney relating to Totihue, Santa Barbara, and Agricola is qualified in its entirety by the provisions of such agreements, copies of which are Exhibits 2, 3, and 4 respectively, to this
Schedule 13D.

                  For information relating to the Stockholders' Agreement, see Items 3 and 4 above. The information regarding such agreement set forth in Items 3 and 4 above is qualified in its entirety by the provisions of the

Stockholders' Agreement, a copy of which (translated from Spanish) is attached as Exhibit 5 to this Schedule 13D.



ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                                    Signature
                                    ---------


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



----------------------
Date



By: /s/ RAFAEL GUILISASTI G.
    -----------------------------
    Rafael Guilisasti G.

                                    Signature
                                    ---------


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



----------------------
Date



By: /s/ EDUARDO GUILISASTI G.
    -----------------------------
    Eduardo Guilisasti G.

                                    Signature
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



----------------------
Date



By: /s/ JOSE GUILISASTI G.
    -----------------------------
    Jose Guilisasti G.

                                    Signature
                                    ---------


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



----------------------
Date



By: /s/ PABLO GUILISASTI G.
    -----------------------------
    Pablo Guilisasti G.

                                    Signature
                                    ---------


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



----------------------
Date



By: /s/ ISABEL GUILISASTI G.
    -----------------------------
    Isabel Guilisasti G.

                                    Signature
                                    ---------


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



----------------------
Date



By: /s/ JOSEFINA GUILISASTI G.
    -----------------------------
    Josefina Guilisasti G.

                                    Signature
                                    ---------


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



----------------------
Date



By: /s/ SARA GUILISASTI G.
    -----------------------------
    Sara Guilisasti G.

                                    Signature
                                    ---------


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



----------------------
Date



By: /s/ ISABEL GANA M.
    -----------------------------
    Isabel Gana M.

                                    Signature
                                    ---------


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



----------------------
Date



By: /s/ REBECA URRUTIA B.
    -----------------------------
    Rebeca Urrutia B.

                                    Signature
                                    ---------


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



----------------------
Date



INVERSIONES TOTIHUE S.A.



By:
    -----------------------------
    Name:
    Title:



By:
    -----------------------------
    Name:
    Title:

                                    Signature
                                    ---------


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



----------------------
Date



RENTAS SANTA BARBARA S.A.



By:
    -----------------------------
    Name:
    Title:



By:
    -----------------------------
    Name:
    Title:

                                    Signature
                                    ---------


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



----------------------
Date



AGRICOLA ALTO DE QUITRALMAN



By:
    -----------------------------
    Name:
    Title:



By:
    -----------------------------
    Name:
    Title:

                                   SCHEDULE 1A
                                   -----------


A. INFORMATION CONCERNING THE FAMILY REPORTING PERSONS AND OTHER FAMILY REPORTING PERSONS

------------------------------------------------------------------------------------------------------------
                                         PRESENT PRINCIPAL        NAME, PRINCIPAL BUSINESS AND ADDRESS OF
     NAME AND CITIZENSHIP                   OCCUPATION             ANY CORPORATION OR OTHER ORGANIZATION
                                                                     IN WHICH EMPLOYMENT IS CONDUCTED.
------------------------------------------------------------------------------------------------------------
Rafael Guilisasti G.                  Vice-Chairman            Vina Concha y Toro S.A.
Chile                                                          Avenida Nueva Tajamar 481
                                                               Torre Norte, 15th Floor
                                                               Santiago, Chile
------------------------------------------------------------------------------------------------------------
Eduardo Guilisasti G.                 General Manager          Vina Concha y Toro S.A
Chile                                                          Avenida Nueva Tajamar 481
                                                               Torre Norte, 15th Floor
                                                               Santiago, Chile
------------------------------------------------------------------------------------------------------------
Jose Guilisasti G.                    Director                 Fruticola Viconto S.A.
Chile                                                          Apoquindo 4775
                                                               16th Floor - Las Condes
                                                               Santiago, Chile
------------------------------------------------------------------------------------------------------------
Pablo Guilisasti G.                   Chairman                 Fruticola Viconto S.A.
Chile                                                          Apoquindo 4775
                                                               16th Floor - Los Condes
                                                               Santiago, Chile
------------------------------------------------------------------------------------------------------------
Isabel Guilisasti G.                  Marketing Manager        Vina Concha y Toro S.A.
Chile                                                          Avenida Nueva Tajamar 481
                                                               Torre Norte, 15th Floor
                                                               Santiago, Chile
------------------------------------------------------------------------------------------------------------
Josefina Guilisasti G.                Artist                   c/o Vina Concha y Toro S.A
Chile                                                          Avenida Nueva Tajamar 481
                                                               Torre Norte, 15th Floor
                                                               Santiago, Chile
------------------------------------------------------------------------------------------------------------
Sara Guilisasti G.                    Housewife                c/o Vina Concha y Toro S.A
Chile                                                          Avenida Nueva Tajamar 481
                                                               Torre Norte, 15th Floor
                                                               Santiago, Chile
------------------------------------------------------------------------------------------------------------
Isabel Gana M.                        Director                 Vinedos Emiliana S,A.
Chile                                                          Nueva Tajamar 481
                                                               7th Floor, Las Condes
                                                               Santiago, Chile
------------------------------------------------------------------------------------------------------------
Rebeca Urrutia B.                     Housewife                c/o Vina Concha y Toro S.A
Chile                                                          Avenida Nueva Tajamar 481
                                                               Torre Norte, 15th Floor
                                                               Santiago, Chile
------------------------------------------------------------------------------------------------------------

B.       INFORMATION CONCERNING THE CORPORATE REPORTING PERSONS

1. Inversiones Totihue S.A. A holding company organized under the laws of Chile whose principal business is holding investments for the Guilisasti family.

         The address of Totihue is:
         Nueva Tajamar 481
         6th Floor, office 603, Las Condes
         Santiago, Chile

         Information to be provided with respect to each member of the board of directors, executive officer and controlling person of Totihue:


------------------------------------------------------------------------------------------------------------
           DIRECTORS OF TOTIHUE:          PRESENT PRINCIPAL        NAME, PRINCIPAL BUSINESS AND ADDRESS OF
           NAME AND CITIZENSHIP              OCCUPATION             ANY CORPORATION OR OTHER ORGANIZATION
                                                                      IN WHICH EMPLOYMENT IS CONDUCTED.
------------------------------------------------------------------------------------------------------------
Pablo Gulisasti                         Chairman               Inversiones Totihue S.A.
Chile                                                          Nueva Tajamar 481
                                                               6th Floor, office 603, Las Condes
                                                               Santiago, Chile
------------------------------------------------------------------------------------------------------------
Eduardo Guilisasti G.                   General Manager        Vina Concha y Toro S.A.
Chile                                                          Avenida Nueva Tajamar 481
                                                               Torre Norte, 15th Floor
                                                               Santiago, Chile
------------------------------------------------------------------------------------------------------------
Rafael Guilisasti G.                    Vice-Chairman          Vina Concha y Toro S.A.
Chile                                                          Avenida Nueva Tajamar 481
                                                               Torre Norte, 15th Floor
                                                               Santiago, Chile
------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------
      EXECUTIVE OFFICERS OF TOTIHUE:      PRESENT PRINCIPAL      NAME, PRINCIPAL BUSINESS AND ADDRESS OF
           NAME AND CITIZENSHIP               OCCUPATION          ANY CORPORATION OR OTHER ORGANIZATION
                                                                    IN WHICH EMPLOYMENT IS CONDUCTED.
------------------------------------------------------------------------------------------------------------
                                                               Vina Concha y Toro S.A.
Eduardo Guilisasti G.                   General Manager        Avenida Nueva Tajamar 481
Chile                                                          Torre Norte, 15th Floor
                                                               Santiago, Chile
------------------------------------------------------------------------------------------------------------

2. Rentas Santa Barbara S.A. A holding company organized under the laws of Chile whose principal business is holding investments for the Guilisasti family.

         The address of Santa Barbara is:
         Fernando Lazcano 1220
         Santiago, Chile

         Information to be provided with respect to each member of the board of directors, executive officer and controlling person of Santa Barbara:


-----------------------------------------------------------------------------------------------------------
        DIRECTORS OF SANTA BARBARA:      PRESENT PRINCIPAL      NAME, PRINCIPAL BUSINESS AND ADDRESS OF
           NAME AND CITIZENSHIP              OCCUPATION          ANY CORPORATION OR OTHER ORGANIZATION
                                                                   IN WHICH EMPLOYMENT IS CONDUCTED.
-----------------------------------------------------------------------------------------------------------
Pablo Guilisasti G.                    Chairman               Fruticola Viconto S.A.
Chile                                                         Apoquindo 4775
                                                              16th Floor  - Las Condes
                                                              Santiago, Chile
-----------------------------------------------------------------------------------------------------------
Eduardo Guilisasti G.                  General Manager        Vina Concha y Toro S.A.
Chile                                                         Avenida Nueva Tajamar 481
                                                              Torre Norte, 15th Floor
                                                              Santiago, Chile
-----------------------------------------------------------------------------------------------------------
Rafael Guilisasti G.                   Vice-Chairman          Vina Concha y Toro S.A.
Chile                                                         Avenida Nueva Tajamar 481
                                                              Torre Norte, 15th Floor
                                                              Santiago, Chile
-----------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------
   EXECUTIVE OFFICERS OF SANTA        PRESENT PRINCIPAL         NAME, PRINCIPAL BUSINESS AND ADDRESS OF
            BARBARA:                      OCCUPATION             ANY CORPORATION OR OTHER ORGANIZATION
      NAME AND CITIZENSHIP                                         IN WHICH EMPLOYMENT IS CONDUCTED.
-----------------------------------------------------------------------------------------------------------
Rafael Guilisasti G.                  Vice-Chairman           Vina Concha y Toro S.A.
Chile                                                         Avenida Nueva Tajamar 481
                                                              Torre Norte, 15th Floor
                                                              Santiago, Chile
-----------------------------------------------------------------------------------------------------------

3. Agricola Alto de Quitralman S.A. A Chilean agricultural stock company organized for the main purpose of managing and holding agricultural investment properties.

         The address of Agricola is:
         Soto 539
         Mulchen, Chile

Information to be provided with respect to each member of the board of directors, executive officer and controlling person of Agricola:

------------------------------------------------------------------------------------------------------------
          DIRECTORS OF AGRICOLA:          PRESENT PRINCIPAL      NAME, PRINCIPAL BUSINESS AND ADDRESS OF
           NAME AND CITIZENSHIP               OCCUPATION          ANY CORPORATION OR OTHER ORGANIZATION
                                                                     IN WHICH EMPLOYMENT IS CONDUCTED.
------------------------------------------------------------------------------------------------------------
Pablo Guilisasti G.                     Chairman               Fruticola Viconto S.A.
Chile                                                          Apoquindo 4775
                                                               16th Floor - Las Condes
                                                               Santiago, Chile
------------------------------------------------------------------------------------------------------------
Jose Guilisasti G.                      General Manager        Fruticola Viconto S.A.
Chile                                                          Apoquindo 4775
                                                               16th Floor - Las Condes
                                                               Santiago, Chile
------------------------------------------------------------------------------------------------------------
Eduardo Guilisasti G.                   Vice Chairman          Vina Concha y Toro S.A.
Chile                                                          Avenida Nueva Tajamar 481
                                                               Torre Norte, 15th Floor
                                                               Santiago, Chile
------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------
      EXECUTIVE OFFICERS OF AGRICOLA:     PRESENT PRINCIPAL      NAME, PRINCIPAL BUSINESS AND ADDRESS OF
           NAME AND CITIZENSHIP               OCCUPATION          ANY CORPORATION OR OTHER ORGANIZATION
                                                                     IN WHICH EMPLOYMENT IS CONDUCTED.
------------------------------------------------------------------------------------------------------------
Jose Guilisasti G.                      General Manager        Fruticola Viconto S.A.
Chile                                                          Apoquindo 4775
                                                               16th Floor - Las Condes
                                                               Santiago, Chile
------------------------------------------------------------------------------------------------------------

                                   SCHEDULE 3A
                                   -----------

      Transactions effected by Santa Barbara between September 17, 1999 and
      ---------------------------------------------------------------------
                                January 31, 2005
                                ----------------

------------------------------------------------------------------------------------------------------------------
       TRANSFEROR              DATE           NO. OF SHARES       PRICE PER SHARE              EXCHANGE
                                                PURCHASED         (CHILEAN PESOS)
------------------------------------------------------------------------------------------------------------------
N/A                      Sep. 14, 1999                 898,141                 196.37    Private Transaction
------------------------------------------------------------------------------------------------------------------
N/A                      Oct. 13, 1999                   6,627                 432.00    Private Transaction
------------------------------------------------------------------------------------------------------------------
N/A                      Oct. 29, 1999                   3,959                 400.00    Private Transaction
------------------------------------------------------------------------------------------------------------------
N/A                      Nov. 2, 1999                      223                 380.00    Private Transaction
------------------------------------------------------------------------------------------------------------------
N/A                      March 25, 2000                 22,455                 370.00    Private Transaction
------------------------------------------------------------------------------------------------------------------
N/A                      April 30, 2001                    770                 495.00    Private Transaction
------------------------------------------------------------------------------------------------------------------
Maria Perez              Jan. 25, 2002                   1,000                 420.00    Private Transaction
------------------------------------------------------------------------------------------------------------------
N/A                      April 5, 2002                  85,406                 470.00    Market Transaction
------------------------------------------------------------------------------------------------------------------
N/A                      April 8, 2002                  14,594                 470.00    Market Transaction
------------------------------------------------------------------------------------------------------------------
N/A                      April 8, 2002                 300,000                 470.00    Market Transaction
------------------------------------------------------------------------------------------------------------------
N/A                      April 9, 2002                  10,990                 460.00    Market Transaction
------------------------------------------------------------------------------------------------------------------
N/A                      April 9, 2002                  48,412                 460.00    Market Transaction
------------------------------------------------------------------------------------------------------------------
N/A                      April 10, 2002                260,000                 455.00    Market Transaction
------------------------------------------------------------------------------------------------------------------
N/A                      April 12, 2002                 10,000                 440.00    Market Transaction
------------------------------------------------------------------------------------------------------------------
N/A                      May 25, 2002                    7,495                 440.00    Market Transaction
------------------------------------------------------------------------------------------------------------------
N/A                      June 10, 2002                 175,000                 455.00    Market Transaction
------------------------------------------------------------------------------------------------------------------
N/A                      July 30, 2002                  11,445                 420.00    Market Transaction
------------------------------------------------------------------------------------------------------------------
N/A                      July 30, 2002                 860,707                 425.00    Market Transaction
------------------------------------------------------------------------------------------------------------------
Mr. Mario Diaz D.        Aug. 26, 2002                   6,789                 450.00    Private Transaction
------------------------------------------------------------------------------------------------------------------
N/A                      Sept. 30, 2002                114,000                 427.00    Market Transaction
------------------------------------------------------------------------------------------------------------------
N/A                      Oct. 9, 2002                  227,000                 430.00    Market Transaction
------------------------------------------------------------------------------------------------------------------
N/A                      Oct. 14, 2002                  75,000                 433.00    Market Transaction
------------------------------------------------------------------------------------------------------------------
N/A                      Oct. 14, 2002                  80,000                 434.00    Market Transaction
------------------------------------------------------------------------------------------------------------------
N/A                      Oct. 30, 2003                 500,000                 600.00    Market Transaction
------------------------------------------------------------------------------------------------------------------
N/A                      Nov. 18, 2003                 116,945                 550.00    Market Transaction
------------------------------------------------------------------------------------------------------------------
N/A                      Nov. 24, 2003                 170,000                 535.00    Market Transaction
------------------------------------------------------------------------------------------------------------------
N/A                      Nov. 25, 2003                 148,681                 530.00    Market Transaction
------------------------------------------------------------------------------------------------------------------
N/A                      Jan. 2, 2004                    4,658                 499.90    Market Transaction
------------------------------------------------------------------------------------------------------------------
N/A                      Jan. 5, 2004                  195,342                 500.00    Market Transaction
------------------------------------------------------------------------------------------------------------------
N/A                      June 18, 2004                 250,000                 590.00    Market Transaction
------------------------------------------------------------------------------------------------------------------
N/A                      Sep. 8, 2004                  122,300                 670.00    Market Transaction
------------------------------------------------------------------------------------------------------------------
N/A                      Sep. 8, 2004                  100,000                 680.00    Market Transaction
------------------------------------------------------------------------------------------------------------------

                                   Schedule 3B
                                   -----------

Transactions effected by Totihue between September 17, 1999 and January 31, 2005
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
       Transferor              Date           No. of shares       Price per share              Exchange
                                                purchased         (Chilean Pesos)
------------------------------------------------------------------------------------------------------------------
N/A                      May 12, 2000                  150,000                 400.00    Private Transaction
------------------------------------------------------------------------------------------------------------------
N/A                      Nov. 30, 2001                 225,769                 560.00    Private Transaction
------------------------------------------------------------------------------------------------------------------
N/A                      Jan. 11, 2002                  27,952                 460.00    Market Transaction
------------------------------------------------------------------------------------------------------------------
N/A                      Jan. 16, 2002                  25,000                 440.00    Market Transaction
------------------------------------------------------------------------------------------------------------------
N/A                      March 19, 2002                266,000                 500.00    Market Transaction
------------------------------------------------------------------------------------------------------------------
N/A                      May 10, 2002                  200,500                 460.00    Market Transaction
------------------------------------------------------------------------------------------------------------------
N/A                      June 7, 2002                   18,900                 455.00    Market Transaction
------------------------------------------------------------------------------------------------------------------
N/A                      July 30, 2002                  13,123                 420.00    Market Transaction
------------------------------------------------------------------------------------------------------------------
N/A                      July 30, 2002                 986,877                 425.00    Market Transaction
------------------------------------------------------------------------------------------------------------------
N/A                      Sep. 24, 2002                  50,000                 425.00    Market Transaction
------------------------------------------------------------------------------------------------------------------
N/A                      Oct. 1, 2002                  160,000                 427.01    Market Transaction
------------------------------------------------------------------------------------------------------------------
N/A                      Oct. 14, 2002                 170,000                 434.00    Market Transaction
------------------------------------------------------------------------------------------------------------------
N/A                      Oct. 14, 2002                 150,000                 434.00    Market Transaction
------------------------------------------------------------------------------------------------------------------
N/A                      Feb. 10, 2004                 150,000                 490.00    Market Transaction
------------------------------------------------------------------------------------------------------------------
N/A                      Feb. 10, 2004                 200,000                 485.00    Market Transaction
------------------------------------------------------------------------------------------------------------------
N/A                      Feb. 13, 2004                 100,000                 485.00    Market Transaction
------------------------------------------------------------------------------------------------------------------
N/A                      March 11, 2004                 50,000                 550.00    Private Transaction
------------------------------------------------------------------------------------------------------------------
N/A                      March 19, 2004                180,000                 539.80    Market Transaction
------------------------------------------------------------------------------------------------------------------
N/A                      March 19, 2004                  6,952                 535.00    Market Transaction
------------------------------------------------------------------------------------------------------------------
N/A                      March 26, 2004                  4,400                 540.00    Market Transaction
------------------------------------------------------------------------------------------------------------------
N/A                      March 31, 2004                  3,100                 540.00    Private Transaction
------------------------------------------------------------------------------------------------------------------
N/A                      March 25, 2004                 20,508                 538.00    Market Transaction
------------------------------------------------------------------------------------------------------------------
N/A                      April 16, 2004                 82,492                 545.00    Market Transaction
------------------------------------------------------------------------------------------------------------------
N/A                      April 19, 2004                  9,754                 540.00    Market Transaction
------------------------------------------------------------------------------------------------------------------
N/A                      April 29, 2004                300,000                 530.00    Market Transaction
------------------------------------------------------------------------------------------------------------------
N/A                      April 29, 2004                300,000                 535.00    Market Transaction
------------------------------------------------------------------------------------------------------------------
N/A                      June 18, 2004                 250,000                 590.00    Market Transaction
------------------------------------------------------------------------------------------------------------------
N/A                      June 22, 2004                  37,300                 600.00    Private Transaction
------------------------------------------------------------------------------------------------------------------
N/A                      Sep. 9, 2004                  176,400                 670.00    Market Transaction
------------------------------------------------------------------------------------------------------------------

                                   Schedule 3C
                                   -----------

        Transactions effected by Tordillo between September 17, 1999 and
        ----------------------------------------------------------------
                                January 31, 2005
                                ----------------

------------------------------------------------------------------------------------------------------------------
       Transferor              Date           No. of shares       Price per share              Exchange
                                                purchased         (Chilean Pesos)
------------------------------------------------------------------------------------------------------------------
N/A                      June 13, 2002                 130,000                 455.00    Market Transaction
------------------------------------------------------------------------------------------------------------------
N/A                      Nov. 24, 2003                  81,319                 530.00    Market Transaction
------------------------------------------------------------------------------------------------------------------
N/A                      Sep. 15, 2004                  15,000                 662.00    Market Transaction
------------------------------------------------------------------------------------------------------------------
N/A                      Sep. 15, 2004                  10,000                 661.00    Market Transaction
------------------------------------------------------------------------------------------------------------------

                                   Schedule 3D
                                   -----------

       Transactions effected by Ases e. Inversiones Alazana Ltda. between
       ------------------------------------------------------------------
                     September 17, 1999 and January 31, 2005
                     ---------------------------------------

-----------------------------------------------------------------------------------------------------------------
       Transferor             Date           No. of shares       Price per share              Exchange
                                               purchased         (Chilean Pesos)
-----------------------------------------------------------------------------------------------------------------
N/A                     Sep. 8, 2004                   44,800                    670    Market Transaction
-----------------------------------------------------------------------------------------------------------------

                                   Schedule 3E
                                   -----------

   Transactions effected by Pablo Guilisasti G. between September 17, 1999 and
   ---------------------------------------------------------------------------
                                January 31, 2005
                                ----------------

------------------------------------------------------------------------------------------------------------------
         Transferor                 Date           No. of shares       Price per share           Exchange
                                                     purchased         (Chilean Pesos)
------------------------------------------------------------------------------------------------------------------
Pablo Guilisasti Urrutia      Dec. 14, 2001                   3,600                560.00    Private Transaction
------------------------------------------------------------------------------------------------------------------
Eduardo Guilisasti Urrutia    May 23, 2003                    7,367                543.00    Private Transaction
------------------------------------------------------------------------------------------------------------------
Eduardo Guilisasti Urrutia    Aug. 21, 2003                   2,950                685.00    Private Transaction
------------------------------------------------------------------------------------------------------------------
Pablo Guilisasti Urrutia      Jan. 22, 2004                  19,000                484.00    Private Transaction
------------------------------------------------------------------------------------------------------------------
Pablo Guilisasti Urrutia      July 01, 2004                   6,620                605.00    Private Transaction
------------------------------------------------------------------------------------------------------------------
Pablo Guilisasti Urrutia      Oct. 12, 2004                   4,000                780.00    Private Transaction
------------------------------------------------------------------------------------------------------------------

                                  EXHIBIT INDEX
                                  -------------



Exhibit 1      Joint Filing Agreement(*).

Exhibit 2      Power of attorney relating Totihue(*).

Exhibit 3      Power of attorney relating Santa Barbara(*).

Exhibit 4      Power of attorney relating Agricola(*).

Exhibit 5 Stockholders' Agreement, dated as of August 20, 1999, among the Reporting Persons and the other parties thereto(*).



-----------------------------
* Previously filed.